As filed with the Securities and Exchange Commission on February 19, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DITECH COMMUNICATIONS CORPORATION

(Name of Subject Company—Issuer and Filing Person —Offeror)

OPTIONS TO PURCHASE COMMON STOCK,

par value $0.001 per share

(Title of Class of Securities)

302255104

(CUSIP Number of Class of Securities)

Timothy K. Montgomery

President and Chief Executive Officer

DITECH COMMUNICATIONS CORPORATION

825 East Middlefield Road

Mountain View, CA 94043

Telephone:  (650) 623-1300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:

Brett D. White, Esq.

COOLEY GODWARD LLP

Five Palo Alto Square, 3000 El Camino Real

Palo Alto, California 94306-2155

Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,278,597.75	$118

*       Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 1,239,535 shares of common stock of Ditech Communications Corporation having an aggregate value of $1,278,597.75 as of February 18, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**     $92 per $1,000,000 of the aggregate offering amount (or 0.000092 of the aggregate transaction valuation) pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            Third-party tender offer subject to Rule 14d-1.

☒            Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:               ☐

CUSIP NO. 302255104

SCHEDULE TO

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock filed as Exhibit 99(a)(1)(A) hereto (the “Offer to Exchange”) under the “Summary of Terms” section is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)          Name and Address.  The name of the issuer is Ditech Communications Corporation, a Delaware corporation (the “Company”).  The address of its principal executive office is 825 East Middlefield Road, Mountain View, CA 94043 and its telephone number is (650) 623-1300.  The information set forth in the Offer to Exchange under Section 16 (“Information About Ditech”) is incorporated herein by reference.

(b)         Securities.  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain options with per share exercise prices of $20.00 or more currently outstanding under the Company’s 2000 Non-Qualified Stock Plan, 1999 Non-Officer Equity Incentive Plan, 1998 Stock Option Plan, Atmosphere Networks, Inc. 1997 Stock Plan, and an individual option granted outside of a plan to Ian Wright, each as amended (collectively, the “Option Plans”), to purchase shares of the Company’s common stock, par value $0.001 (the “Common Stock”) held by option holders as of February 19, 2003 (the “Eligible Options”) for replacement options (the “Replacement Options”) to purchase shares of the Common Stock to be granted under the Option Plans, upon the terms and subject to the conditions set forth in the Offer to Exchange.  The Company is conducting the exchange with respect to Eligible Options on a one-for-four (1:4) basis.  Thus, for an employee who elects to participate in the Offer, on September 23, 2003 (or later date if the Company extends the Offer), the Company will grant the employee a Replacement Option covering 25% of the number of shares subject to the Eligible Options that were cancelled.  If an employee accepts this offer with respect to any Eligible Option, the employee must also exchange all options to acquire Common Stock of the Company granted to the employee on or after August 19, 2002 (the “Mandatory Exchange Options”). The Company is also conducting the exchange with respect to Mandatory Exchange Options on a one-for-four (1:4) basis. Thus, for an employee that elects to exchange any Eligible Options, all Mandatory Exchange Options will also be cancelled, and on September 23, 2003 (or a later date if the Company extends the Offer), the Company will grant the employee a Replacement Option covering twenty-five percent (25%) of the number of shares subject to the Mandatory Exchange Options that were cancelled. The information set forth in the Offer to Exchange under the “Summary of Terms” section, Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c)          Trading Market and Price.  The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)          Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)           Material Terms.   The information set forth in the Offer to Exchange under the “Summary of Terms” section, Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options”),  Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”),  Section 10 (“Status of Options Acquired in the Offer; Accounting Consequences of the Offer”), Section 11 (“Legal Matters; Regulatory

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SCHEDULE TO

Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)          Purchases.  The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Options”) is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)          Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Options”) is incorporated herein by reference.  The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2001, including all material incorporated by reference therein, is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)          Purposes.  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)         Use of Securities Acquired.  The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options”) and Section 10 (“Status of Options Acquired in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)          Plans.  At present, the board of directors is composed of six (6) members.  The Company from time to time evaluates strategic acquisitions and will continue to do so in the future.  The Company may issue its stock or pay cash in connection with such acquisitions.  The Company may obtain cash for such acquisitions through a variety of means, including without limitation, through the issuance of additional stock.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           Source of Funds.  The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)          Conditions.  The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d)          Borrowed Funds.   Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)          Securities Ownership.  Not applicable.

(b)         Securities Transactions.  The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Options”) is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Not applicable.

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SCHEDULE TO

ITEM 10.               FINANCIAL STATEMENTS.

(a)          Financial Information.  Item 8 (“Financial Statements and Supplementary Data”) of Ditech Communications Corporation’s Annual Report on Form 10-K for the fiscal year ended April 30, 2002, filed on July 29, 2002, including all material incorporated by reference therein, is incorporated herein by reference.  Item 1 (“Financial Statements”) of Ditech Communications Corporation’s Quarterly Reports on Form 10-Q for the fiscal quarters ended July 31, 2002 and October 31, 2002, filed on August 29, 2002 and December 16, 2002, respectively, including all material incorporated by reference therein, is incorporated herein by reference.  The information set forth in the Offer to Exchange under Section 16 (“Information About Ditech”) and Section 18 (“Additional Information”) is incorporated herein by reference.

(b)         Pro Forma Information.  Not applicable.

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SCHEDULE TO

ITEM 11.               ADDITIONAL INFORMATION.

                Not applicable.

ITEM 12.               EXHIBITS.

Exhibit Number	Description
99(a)(1)(A)	Offer to Exchange, dated February 19, 2003.
99(a)(1)(B)	Form of Electronic Letter of Transmittal.
99(a)(1)(C)	Form of Summary of Terms.
99(a)(1)(D)	Form of Election Form.
99(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.
99(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.
99(a)(1)(G)	PowerPoint Slide Presentation to holders of Eligible Options.
99(a)(1)(H)	Form of Electronic Communication – Reminder to Employees of Cancellation Date.
99(a)(1)(I)	Form of Confirmation of Participation in the Offer to Exchange.
99(a)(1)(J)

Ditech Communications Corporation Annual Report on Form 10-K for its fiscal year ended April 30, 2002, filed with the Securities and Exchange Commission on July 29, 2002 and incorporated herein by reference.

99(a)(1)(K)

Ditech Communications Corporation’s Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2002, filed with the Securities and Exchange Commission on August 29, 2002 and incorporated herein by reference.

99(a)(1)(L)

Ditech Communication Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2002, filed with the Securities and Exchange Commission on December 16, 2002 and incorporated herein by reference.

99(b)	Not applicable.
99(c)	Not applicable.
99(d)(1)

Ditech Communications Corporation’s 2000 Non-Qualified Stock Plan, as amended (incorporated herein by reference to the indicated exhibit in Ditech’s Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2002, filed December 16, 2002).

99(d)(2)	Ditech Communications Corporation’s 1999 Non-Officer Equity Incentive Plan, as amended.
99(d)(3)

Ditech Communications Corporation’s 1998 Stock Option Plan, as amended (incorporated herein by reference to the indicated exhibit in Ditech’s Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2002, filed on December 16, 2002).

99(d)(4)	Ditech Communications Corporation’s Atmosphere Networks, Inc. 1997 Stock Plan, as amended (incorporated herein by reference to the indicated exhibit in Ditech’s Registration

CUSIP NO. 302255104

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Statement on Form S-8 (No. 333-43178), filed on August 7, 2000).
99(d)(5)

Ditech Communications Corporation’s Ian Wright Outside of Plan (incorporated herein by reference to the indicated exhibit in Ditech’s Annual Report on Form 10-K for its fiscal year ended April 30, 2000, filed on July 31, 2000).

99(d)(6)

Rights Agreement, dated as of March 26, 2001 among Ditech Communications Corporation and Wells Fargo Bank Minnesota, N.A. (incorporated herein by reference to the indicated exhibit in Ditech’s Current Report on Form 8-K, filed on March 30, 2001).

99(e)	Not applicable.
99(f)	Not applicable.
99(g)	Not applicable.
99(h)	Not applicable.

ITEM 13.               INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SCHEDULE TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 19, 2003	DITECH COMMUNICATIONS CORPORATION

	By	/s/ Timothy K. Montgomery
	Name:	Timothy K. Montgomery
	Title	President and Chief Executive Officer

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SCHEDULE TO

INDEX OF EXHIBITS

Exhibit Number	Description
99(a)(1)(A)	Offer to Exchange, dated February 19, 2003.
99(a)(1)(B)	Form of Electronic Letter of Transmittal.
99(a)(1)(C)	Form of Summary of Terms.
99(a)(1)(D)	Form of Election Form.
99(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.
99(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.
99(a)(1)(G)	PowerPoint Slide Presentation to holders of Eligible Options.
99(a)(1)(H)	Form of Electronic Communication – Reminder to Employees of Cancellation Date.
99(a)(1)(I)	Form of Confirmation of Participation in the Offer to Exchange.
99(a)(1)(J)

Ditech Communications Corporation Annual Report on Form 10-K for its fiscal year ended April 30, 2002, filed with the Securities and Exchange Commission on July 29, 2002 and incorporated herein by reference.

99(a)(1)(K)

Ditech Communications Corporation’s Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2002, filed with the Securities and Exchange Commission on August 29, 2002 and incorporated herein by reference.

99(a)(1)(L)

Ditech Communication Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2002, filed with the Securities and Exchange Commission on December 16, 2002 and incorporated herein by reference.

99(b)	Not applicable.
99(c)	Not applicable.
99(d)(1)

Ditech Communications Corporation’s 2000 Non-Qualified Stock Plan, as amended (incorporated herein by reference to the indicated exhibit in Ditech’s Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2002, filed December 16, 2002).

99(d)(2)	Ditech Communications Corporation’s 1999 Non-Officer Equity Incentive Plan, as amended.
99(d)(3)

Ditech Communications Corporation’s 1998 Stock Option Plan, as amended (incorporated herein by reference to the indicated exhibit in Ditech’s Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2002, filed on December 16, 2002).

99(d)(4)

Ditech Communications Corporation’s Atmosphere Networks, Inc. 1997 Stock Plan, as amended (incorporated herein by reference to the indicated exhibit in Ditech’s Registration Statement on Form S-8 (No. 333-43178), filed on August 7, 2000).

99(d)(5)	Ditech Communications Corporation’s Ian Wright Outside of Plan (incorporated herein by reference to the indicated exhibit in Ditech’s Annual Report on Form 10-K for its fiscal year

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ended April 30, 2000, filed on July 31, 2000).
99(d)(6)

Rights Agreement, dated as of March 26, 2001 among Ditech Communications Corporation and Wells Fargo Bank Minnesota, N.A. (incorporated herein by reference to the indicated exhibit in Ditech’s Current Report on Form 8-K, filed on March 30, 2001).

99(e)	Not applicable.
99(f)	Not applicable.
99(g)	Not applicable.
99(h)	Not applicable.